July 23 , 2009

VIA EDGAR AND OVERNIGHT COURIER

Mr. Matthew Crispino, Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Re:	SteelCloud, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 25, 2009
File No. 333-158703

Dear Mr. Crispino:

We are counsel to SteelCloud, Inc. (the “Company” or “our client”).  On behalf of our client, we respond as follows to the Staff’s comments dated July 17, 2009, relating to the above-captioned amended registration statement.  Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (the “Registration Statement”), a copy of which has been marked with the changes from the previous filing.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Market for Registrant's Common Equity Related Stockholder Matters NASDAQ, page 19

1.  We note your disclosure that on April 29, 2009 you were granted an extension of time to regain compliance with the NASDAQ listing requirements. In a Form 8-K filed on July 14, 2009, you further disclose that on July 7, 2009, you were notified by NASDAQ that you did not meet the terms of the extension, and were thus notified that trading in your common stock will be suspended on the opening of business July 17, 2009 and delisted from NASDAQ, unless you appeal the decision. You disclose that you plan to request a hearing to appeal, which should stay the delisting of your securities pending the panel's decision. Please clarify for us the status of this appeal, and update your disclosure in this registration statement as appropriate.

According to the notification received by the Company from the NASDAQ Stock Market (the “NASDAQ”) on July 8, 2009, the Company’s request for a hearing before the NASDAQ Hearing Panel (the “Panel”) would stay the delisting of the Company’s securities if such hearing request was received by NASDAQ on or before 4:00p.m. Eastern Time on July 15, 2009.  On July 15, 2009, at approximately 11:50a.m., the Company requested a hearing to appeal the determination before the Panel and to present its plan for regaining compliance with Rule 5550(b).  The Company is currently awaiting confirmation of a hearing date from NASDAQ and its common stock has not been delisted.  The Registration Statement has been updated to include information relating to the Company’s request for a hearing.  Please see the revised Prospectus Summary at page 4 and Market for Registrant’s Common Equity, Related Stockholder Matters at page 19.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

2. You disclose that you presently do not have any external sources of working capital. However, after this registration statement was filed, you filed a Form 8-K on July 8, 2009 in which you disclosed entry into a business loan and security agreement with Caledonia Capital Corporation, pursuant to which Caledonia Capital agreed to lend $250,000 to you in the form of a Secured Promissory Note issued on July 1, 2009, for general working capital purposes. Please revise to include the material terms of this transaction, and incorporate the material agreements to this transaction as exhibits to this registration statement.

The Registration Statement has been updated to include additional disclosure regarding the transaction entered into with Caledonia Capital Corporation.  Please see Risk Factors – “We may not be able to continue our operations without additional funding” at page 7, Liquidity and Capital Resources at page 26, Recent Sales of Unregistered Securities at page II-3, Item 16 at page II-4 and the Exhibit Index at page II-9.

Executive Compensation

Employment Agreements: Termination of Employment, page 35

3. You disclose that you entered into an amended employment agreement with CFO Murphy on February 28, 2009; yet, this agreement does not appear to have been filed. Accordingly, please file the agreement pursuant to Item 601(b)(10)(iii) of Regulation S-K.

The Registration Statement has been revised to incorporate by reference Mr. Murphy’s amended employment agreement, which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed by the Company on March 5, 2009 relating to such agreement.  Please see Item 16 at page II-4 and the Exhibit Index at page II-9.

The Registration Statement has also been updated to describe the transaction entered into with NCS Technologies, Inc., which was reported by the Company on a From 8-K filed with the Commission on July 16, 2009.

Should you have any additional questions, please do not hesitate to contact me.

Very truly yours,

/s/ Jay M. Kaplowitz
Jay M. Kaplowitz, Esq.